SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*



                            ESC Medical Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 17, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

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


     This Amendment No. 13 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999, Amendment No. 6 filed on May 11, 1999, Amendment No. 7 filed on May 13, 1999, Amendment No. 8 filed on May 21, 1999, Amendment No. 9 filed on June 2, 1999, Amendment No. 10 filed on June 3, 1999, Amendment No. 11 filed on June 16, 1999 and Amendment No. 12 filed on June 17, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     On June 17, 1999, the legal  representatives of Messrs.  Genger and Barnard
J. Gottstein ("Gottstein") filed three motions in an Israeli court, seeking declaratory relief on the validity of their proxies, for an injunction against the trustee of the Company's stock option plans from voting the Shares purportedly held by the trustee, and for an order of contempt of court for the Company's failure to deliver in a timely manner to Messrs. Genger and Gottstein a complete list of all shareholders of the Company. The hearing on at least one of the motions is scheduled to occur on June 22, 1999. In addition to filing the motions, Messrs. Genger and Gottstein have questioned the legal representative of the Company as to why, if the Company seeks to have the trustee vote such Shares at the June 23 meeting of shareholders, the Company has failed to file any Schedule 13D or 13G with the Securities and Exchange Commission disclosing the Company's ownership and intentions with respect to such Shares.

     Other than as described above and as previously described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.



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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1999


                                   /s/  Arie Genger
                                   ---------------------------------------------
                                   Arie Genger


                                   TPR INVESTMENT ASSOCIATES, INC.


                                   By:  /s/ Arie Genger
                                        ----------------------------------------
                                            Arie Genger, President


                                   TRANS-RESOURCES, INC.


                                   By:  /s/ Arie Genger
                                        ----------------------------------------
                                            Arie Genger, Chairman of the Board


                                   HAIFA CHEMICALS HOLDINGS LTD.(1)


                                   By:  /s/ Arie Genger
                                        ----------------------------------------
                                            Arie Genger

                                    /s/ Thomas G. Hardy
                                    --------------------------------------------
                                            Thomas G. Hardy


--------
(1)  Pursuant to power of attorney

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